PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

23rd December 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcements of:

- 23rd December 2006

Yours faithfully,

PETER HAMBRO MINING PLC

By:

Karolina Subczynska
In-House Legal Counsel

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Press release of 23rd January 2006

2005 Trading Statement

Peter Hambro Mining plc ("PHM" or "the Group") issues this statement as an unaudited update on 2005 trading and in advance of its full year results announcement.

Highlights for 2005

- Group attributable gold production increased by 19% to c.249,000 ounces
- Pokrovskiy gold production increased by 20.7%
- Significant attributable production received for the first time from Amur region affiliates and subsidiaries strengthening the Group's regional position
- Completion of assay laboratory construction giving largest laboratory capacity in Russia
- Processing of ore at Pioneer proves effectiveness of choice of ore extraction technology
- US$140m convertible bond issued for construction and development finance
- Average realised sales price of US$442/oz during 2005 was 10% higher than in 2004

Attributable Production	2005	2004	Change
Amur Region			
Pokrovskiy	185.7	153.8	20.7%
Amur NE Assets	4.2	-	n/a
Rudnoye JV	7.8	-	n/a
Omchak JV			
Magadan Assets	49.6	55.4	-10.4%
Amur Assets	2.0	-	n/a
TOTAL	249.3	209.3	19.0%

Chairman's comments

Commenting on the above, Peter Hambro, Executive Chairman, said:
"It is a pleasure to provide an update on another excellent year's trading for the Group, with attributable production increased by nearly a fifth and fractionally ahead of our 2005 forecast. The Group continues to expand with its principal operation at Pokrovskiy increasing production by 21% and contributions from new assets now forming 6% of the total.

We are now a quarter of the way towards delivering our million ounces in 2009

and, having delivered on all the Group's total production targets to date, we hope to maintain this unbroken record."

Production

Pokrovskiy & Pioneer

Pokrovskiy Deposit

2005 was a successful year at Pokrovskiy. As envisaged, the Pokrovskiy team has achieved the positive results shown in all the production figures. Foremost amongst the achievements has been the increase in gold production by 21% versus 2004.

The following points highlight the success in 2005:

- Advanced stripping carried out in 2004 and 2005, together with optimised planning and mining using the MicroMine geological computer software has contributed to the processing of higher quality ore;
- Renewal of mining and transportation equipment provided stability and allowed successful completion of project planning and implementation. During the first half of 2005, 5 Belaz dump trucks with a 45 tonne capacity and 2 CAT D6R bulldozers were acquired, in addition to mining equipment purchased in 2004;
- The work carried out in 2004 to expand the plant led to stable operation of all units, which provided for an increase in production and productivity. 2005 Resin in Pulp ("RIP") ore processing in 2005 amounted to 1.4 million tonnes of ore (compared with 1.17 million tonnes in 2004). All indicators showed plant work for 2005 corresponding to projected figures and capacity levels;
- During 2005 the RIP's desorption processing unit was improved in order to achieve a more complete extraction of silver. As a result, the extraction of silver doubled in the fourth quarter and is scheduled to continue at this improved rate;
- The process of double stacking the heap-leach was tested in 2004 and in 2005 showed good gold extraction results. Ore processed by the heap-leach in 2004 showed a 60% recovery rate but was subsequently left on the pad where in 2005 a further 15% recovery from this ore was achieved. Due to the Group's calendar reporting period, recovery is shown at 60% in 2004 but this extra recovery at 15% reduces the 2005 recovery when in reality the number would be in excess of 70% for the continuous period; and
- The enhancement in heap-leach technology has preserved production costs at last year's level despite gold grades in the heap-leach ore being 22% lower than in 2004 (1.8g/t - 2004 vs. 1.4g/t - 2005). The enhanced technology allows economic treatment of grades lower than originally anticipated which will consequently allow an increase in the reserve base of the deposit.

PHM Schedule

	Units	2005	2004
Pokrovskiy deposit			
Total material moved	'000 m3	5,248	4,540
Including advanced stripping	'000 m3	1,180	1,028
Ore mined	'000 tonnes	1,393	1,045
Grade	g/t	3.6	3.4

Gold	'000 oz	159.8	113.7
Including rich ore	'000 tonnes	899.0	608
Grade	g/t	4.7	4.5
Gold	'000 oz	135.7	88.5
Pioneer deposit			
Total material moved	'000 m3	836	228
Ore mined	'000 tonnes	133	43
Grade	g/t	3.5	7.6
Gold	'000 oz	15.0	10.4

PHM Processing Schedule

	Units	2005	2004
Resin In Pulp plant			
Ore from Pokrovskiy pit	'000 tonnes	899	673
Grade	g/t	4.7	4.2
Gold	000 oz	136	90.6
Ore from stockpiles	'000 tonnes	444	454
Grade	g/t	2.8	3.1
Gold	'000 oz	39.4	45.5
Pioneer (bulk sample)	'000 tonnes	53	38
Grade	g/t	5.7	8.4
Gold	'000 oz	9.7	10.1
Total milled	'000 tonnes	1,397	1,165
Grade	g/t	4.1	3.9
Gold	'000 oz	184.9	146.2
Recovery	%	91.5	90.7
Gold recovered	'000 oz	169.2	132.7
Heap leach			
Ore stacked	'000 tonnes	714	620
Grade	g/t	1.5	1.8
Gold	'000 oz	38	35.3
Recovery	%	48.9	60.0
Gold recovered	'000 oz	16.5	21.3
TOTAL			
Total gold recovered	'000 oz	185.7	153.9

Pioneer Deposit

Work at Pioneer focused on three areas: developing reserves, stripping open pit areas and further processing of technological sample.

Work commenced on the stripping operation to remove all surface material on the first major ore column at the junction of Apophysis 1 and the main orebody. Further work has recently commenced on the second identified ore column. A total amount of 836,000m(3) of material was moved at Pioneer during 2005.

Further small scale processing of the Pioneer ore was undertaken at the Pokrovskiy mill to prove how amenable the ore is to economic gold extraction. During 2005, 53,156 tonnes of Pioneer ore were processed at the Pokrovskiy plant with an average gold content of 5.7g/t. This sample yielded a recovery rate of 90% proving the effectiveness of the ore extraction technology used.

Amur North East

Tokur Rudnik

OAO "ZDP Koboldo" - a 91.7% subsidiary of OOO "Tokurskiy Rudnik"- produced 4,180oz of gold in 2005. Koboldo produces gold from alluvial deposits in the North East of the Amur Region in close proximity to the Tokur and Malomir deposits. Koboldo was acquired by the Group in 2004 and benefits from a skilled local labour force and developed infrastructure.

Portfolio Assets

Omchak Joint Venture

During 2005, CJSC Omchak ("Omchak") produced gold through its subsidiary companies in two Russian regions - the Magadan and the Amur regions. The total production of gold was 51,600oz and was achieved by the exploitation of the Shkolnoye deposit (CJSC Nelkobazoloto, Magadan region) and more than 25 smaller deposits.

At Shkolnoye, 54,000 tonnes of ore were extracted from the underground mine and then processed at the onsite processing plant. The ore grade was found to be 10-15g/t.

During the exploration of the alluvial deposits, 4.0 million m3 of gold bearing sands were enriched using washing equipment. The average grade of gold was 0.5-0.65 g/m3.

At the Shkolnoye deposit more than 1,000m of underground work was executed, providing access to estimated resources of c.97,000oz of gold at the levels of 500m-700m which should provide for stable mining works and mill feed over the next few years. More than 1,000m of drill holes were drilled at alluvial deposits and 200,000m3 of trenching undertaken.

The joint venture also undertook a process of updating the mining and exploration fleet. For the Shkolnoye mine, a dump truck was acquired for the transportation of ore from underground operations to the plant, as well as equipment for underground drilling and a load-hauler; the alluvial gold operations have been ordered a Kamatsu D375 bulldozer and five Libcher loaders.

Omchak acquired various alluvial gold deposits in the Amur region in 2005. These deposits were selected as they were favourably priced and because they suit the skill base of the Omchak team. The estimated reserves and resources of these deposits amount to more than c.64,300oz of alluvial gold. Drilling and mining works are being carried out in order to increase production.

Omchak made two acquisitions in the Chita region during 2005. In accordance with the terms of the Verkhne-Alliinskiy deposit licence agreements, Omchak has collated and analysed the historical geological data, and has completed the preparation of an exploration plan. In accordance with the licence, drilling is

expected to commence in July 2006. Ahead of submission of exploration plans and preparation of reserves for State Geological Committee approval, core drilling of around 12,000m and trenching of 120,000m3 is required.

Rudnoye Joint Venture

OOO "Odolgo" - a 100% subsidiary of ZAO "Rudnoye" - produced 2,366oz (attributable 1,160oz) of gold in 2005. Odolgo is active in the production of gold from alluvial deposits within the licence areas of the Rudnoye joint venture.

Exploration & Development

The Group's exploration report will form part of the update that will be given to shareholders at the end of the month.

Reserves & Resources

As usual, a full update on the Group's reserves and resources is intended to be published at the same time as its Annual Report and Accounts.

PHM Summary Schedule of Exploration Work

Site	Exploration mapping	Trenches	Drilling	Samples generated
	km2	m3	running m	
Pokrovskiy Rudnik	-	-	56,330.3	18,017
Flanks of Pokrovskiy deposit	-	28.9	15,918.4	14,824
Pioneer	6.1	115.9	23,736.4	25,006
Malomir	-	197.2	2,632.0	9,418
Other	398.5	137	6,937.9	34,912
Yamalzoloto	-	13.7	41,163.9	18,652
Total:	404.6	492.7	146,718.9	120,829

Assay Laboratories

By the end of February 2005 all construction work, extensions and modernisation of the Group's chemical assay laboratories were complete and all the laboratories began processing at designed capacity:

- Pokrovskiy chemical laboratory
  - 10,000 samples per month (assay sampling)
  - Processing samples from Pokrovskiy, Pokrovskiy flanks, Pioneer and Odolgo.
- Tokur chemical laboratory
  - 3,000 samples per month (assay sampling)
  - Processing samples from Tokur, Malomir and Voroshilovskoye.

- •Blagoveschensk chemical laboratory
  - •3,000 samples per month (assay sampling)
  - •Processing samples from Chagoyan
  - •6,000 samples per month (geochemical analysis) from all deposits.
  - •The Blagoveschensk laboratory also acts as a reference facility for all the Group's remaining laboratories.
  - •X-ray analysis of polymetallic ore was also introduced at the Blagoveschensk laboratory.
- •Yamalzoloto chemical laboratory
  - •Pre-commissioning work is being undertaken for the eventual launch of the laboratory at Labitnang (Yamalzoloto) with a productivity of 5,000 samples a month (assay sampling) and 3,000 samples a month (geochemical analysis).

All of the analytical work on samples from the Group's deposits in the Amur Region is carried out in these laboratories. Results of the analysis are generally received no more than one month after the sample is taken for geological testing.

"NPGF Regis"

The Group's subsidiary Regis carried out a considerable amount of work in the development of the Group's in-house geological exploration team and assets. The provision of modern drilling equipment and qualified geologists, will during 2006 provide the Group with the following services:

- •Deep core-drilling - 5,000 running metres per month;
- •Shallow (test) drilling - 3,000 running metres per month;
- •Trench digging - 100,000m(3) per month;
- •In-house surveying service, equipped with the modern equipment with the use of GPS systems; and
- •In-house group of geological statisticians - specialists in computer modelling.

Corporate affairs

The Group's average realised gold price for 2005 was US$441.83/oz, up 10% against that achieved in 2004. The Rouble weakened against the Dollar by 4% during the period and was RUR28.78/US$ at 31 December 2005 (RUR27.75/US$ - 31/12 /04). The Group has a policy of no long term gold forward sales or hedging.
A fundraising to obtain US$140m through a convertible bond issue was completed in August 2005. It should provide the greater part of PHM's expected external finance requirements to reach the 2009 one million ounce production target. This fundraising significantly increased the Group's interest expense charges for the second half of 2005.

- Ends -

Enquiries:

Alya Samokhvalova / Marianna Adams

PETER HAMBRO MINING PLC

Director of External Communications, Peter Hambro Mining +44 (0)20 7201 8900

Tom Randell
Merlin +44 (0)20 7653 6620